Exhibit 99.1

Scotiabank Board Selects KPMG LLP as Sole Auditor Commencing in 2006

TORONTO, September 27, 2005 - The Board of Directors of The Bank of Nova Scotia announced today that it has selected KPMG LLP to serve as the sole auditor for Scotiabank for the 2006 fiscal year, subject to shareholder approval.

“Moving to a single auditor will enable Scotiabank to continue to effectively serve shareholder interests in today’s increasingly complex governance environment and is consistent with practices in the financial services industry in Canada and abroad,” said Senator Michael Kirby, Chairman of the Bank’s Audit and Conduct Review Committee. “This will also provide greater efficiencies in the audit of the Bank, and also allow for greater choice and flexibility for non-audit services.

“Our current auditors have done a great job for our shareholders and the Bank, and will jointly complete the 2005 audit,” added Senator Kirby.

In June 2005, the Audit and Conduct Review Committee, on behalf of Scotiabank’s Board of Directors, initiated a review of the current shareholders’ auditors with a view to recommending a single auditor. A Selection Committee, chaired by Senator Michael Kirby reviewed written presentations by each of the shareholders’ auditors. As well, the shareholders’ auditors made an oral presentation to the Selection Committee and the Audit and Conduct Review Committee. Based on these presentations and other assessments made, the Audit and Conduct Review Committee recommended to the Board of Directors that KPMG LLP be retained to audit Scotiabank’s 2006 consolidated financial statements.

The Board will present its recommendation for a vote by shareholders at the Bank’s next Annual Meeting to be held in Winnipeg on Friday, March 3, 2006. KPMG LLP has served as a Scotiabank auditor since 1992.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 50,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $318 billion in assets (as at July 31, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For more information: Jane Shannon, Scotiabank Public Affairs, 416-866-6806, jane_shannon@scotiacapital.com